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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO.____________)*


                          RIGEL PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   7665596034
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 2, 2005
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[x] Rule 13d-1(c)

[_] Rule 13d-1(d)



----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                           -----------------
CUSIP No. 7665596034                   13G                     Page 2 of 8 Pages
--------------------                                           -----------------


1.   NAMES OF REPORTING PERSONS

     Great Point Partners, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]

     (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

  NUMBER OF    5.   SOLE VOTING POWER
   SHARES
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY                         1,900,000
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH                           1,900,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,900,000

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.86%

12.  TYPE OF REPORTING PERSON (See Instructions)

          OO

--------------------                                           -----------------
CUSIP No. 7665596034                   13G                     Page 3 of 8 Pages
--------------------                                           -----------------


1.   NAMES OF REPORTING PERSONS

     Dr. Jeffrey R. Jay, M.D.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]

     (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

  NUMBER OF    5.   SOLE VOTING POWER
   SHARES                          0
BENEFICIALLY   6.   SHARED VOTING POWER
  OWNED BY                         1,900,000
    EACH       7.   SOLE DISPOSITIVE POWER
  REPORTING                        0
   PERSON      8.   SHARED DISPOSITIVE POWER
    WITH                           1,900,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,900,000

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                             [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.86%

12.  TYPE OF REPORTING PERSON (See Instructions)

          IN

--------------------                                           -----------------
CUSIP No. 7665596034                   13G                     Page 4 of 8 Pages
--------------------                                           -----------------


ITEM 1.

          (a)  Name of Issuer

               Rigel Pharmaceuticals, Inc.

          (b)  Address of Issuer's Principal Executive Offices

               1180 Veterans Blvd.
               South San Francisco, CA 94082

ITEM 2.

          (a)  Name of Person Filing

                             Great Point Partners, LLC
                             Dr. Jeffrey R. Jay, M.D.

          The Reporting Persons have entered into a Joint Filing Agreement, dated December 12, 2005, a copy of which is filed with this
          Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-l(k)(l) under the Act.

          (b)  Address of Principal Business Office, or if none, Residence

               The address of the principal business office of each of the Reporting Persons is

                    2 Pickwick Plaza
                    Suite 450
                    Greenwich, CT 06830

          (c)  Citizenship

          Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey M. Jay, M.D. is a citizen of the United States.

          (d)  Title of Class of Securities

               Common Stock

          (e)  CUSIP Number

               766559034

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO s.s. 240.13d-l(b) OR 240.13d.2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable.

          (a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

          (b)  [_] Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c) [_] Insurance company as defined in Section 3(a)(19) of the Act (15. U.S.C. 78c).

          (d) [_] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

--------------------                                           -----------------
CUSIP No. 7665596034                   13G                     Page 5 of 8 Pages
--------------------                                           -----------------


          (e) [_] An investment adviser in accordance with s.s. 240.13d-l(b)(l)(ii)(E).

          (f) [_] An employee benefit plan or endowment fund in accordance with s.s. 240.13d-l(b)(l)(ii)(F).

          (g) [_] A parent holding company or control person in accordance with s.s. 240.13d-l(b)(l)(ii)(G).

          (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

          (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

          (j)  [_] Group, in accordance with s.s. 240.13d-l(b)(l)(ii)(J).

ITEM 4.   OWNERSHIP

          Great Point Partners, LLC ("Great Point") is the investment manager of Biomedical Value Fund, L.P. ("BVF"), and by virtue of such status may be deemed to be the beneficial owner of the 950,000 shares of Common Stock of the Issuer owned by BVF (the "BVF Shares"). Dr. Jeffrey R. Jay, M.D. ("Dr. Jay"), as senior managing member of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares.

          Great Point is the investment manager of Biomedical Offshore Value Fund, Ltd. ("BOVF"), and by virtue of such status may be deemed to be the beneficial owner of the 950,000 shares of Common Stock of the Issuer owned by BOVF(the "BOVF Shares"). Dr. Jay, as senior managing member of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares.

          Great Point and Dr. Jay disclaim beneficial ownership of the BVF Shares and the BOVF Shares, except to the extent of their respective pecuniary interest.


          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          1.   GREAT POINT PARTNERS, LLC

          (a)  Amount beneficially owned: 1,900,000

          (b)  Percent of class: 7.86%

          (c)  Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote: - 0 -

               (ii)   Shared power to vote or to direct the vote: 1,900,000

               (iii)  Sole power to dispose or to direct the disposition of:
                      - 0 -

               (iv)   Shared power to dispose or to direct the disposition of:
                      1,900,000

          2.   DR. JEFFREY R. JAY, M.D.

          (a)  Amount beneficially owned: 1,900,000

--------------------                                           -----------------
CUSIP No. 7665596034                   13G                     Page 6 of 8 Pages
--------------------                                           -----------------


          (b)  Percent of class: 7.86%

          (c)  Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote: 0

               (ii)   Shared power to vote or to direct the vote: 1,900,000

               (iii)  Sole power to dispose or to direct the disposition of: 0

               (iv)   Shared power to dispose or to direct the disposition of:
                      1,900,000

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

--------------------                                           -----------------
CUSIP No. 7665596034                   13G                     Page 7 of 8 Pages
--------------------                                           -----------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2005

                                        GREAT POINT PARTNERS, LLC

                                        By: /s/ Dr. Jeffrey R. Jay, M.D.
                                            --------------------------------
                                            Dr. Jeffrey R. Jay, M.D.,
                                            as senior managing member

                                        /s/ Dr. Jeffrey R. Jay, M.D.
                                        ------------------------------------
                                        DR. JEFFREY R. JAY, M.D.

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 12, 2005

                                        GREAT POINT PARTNERS, LLC

                                        By: /s/ Dr. Jeffrey R. Jay, M.D.
                                            ----------------------------
                                            Dr. Jeffrey R. Jay, M.D.,
                                            as senior managing member


                                        /s/ Dr. Jeffrey R. Jay, M.D.
                                        --------------------------------
                                        DR. JEFFREY R. JAY, M.D.